COMPANY LAW BOARD
PRINCIPAL BENCH
NEW DELHI
C.P.NO.001/2009
C.A. 330/09,465/09,527/09
PRESENT: SHRI S. BALASUBRAMANIAN
CHAIRMAN
ATTENDANCE-CUM-ORDER SHEET OF THE HEARING OF PRINCIPAL BENCH OF THE COMPANY LAW BOARD ON 15/10/2009 AT 02.30 P.M.
NAME OF THE COMPANY: M/S. SATYAM COMPUTER SERVICES LTD.
SECTION OF COMPANIES ACT, 1956: 388B/397/398

Sr. NO.	NAME	DESIGNATION	REPRESENTATION	SIGNATURE

1.	SANJAY SHOREY	DD1	U02
2.	VINOD SHARMA	DD1	U02
3.	MS. RITU BHALLA	ADVOCATE	RESPONDENT No. 1
4.	MR. SIDDHARTHA DATTA	ADVOCATE	RESPONDENT No. 1
5.	MR. DHRUV MADAN	ADVOCATE	RESPONDENT No. 1
Heard the application. The board of the company is authorized to appoint statutory auditors for the year 2008-2009 subject to ratification by the general body as and when held.
In modification of the direction contained in Para 5 of the order of the board dated 16.04.2009 the time specified therein is extended upto 30.06.2010.
In regard to statement of accounts, the matter is adjourned to 2.30 pm on 16.10.2009.